MINUTES OF
THE ANNUAL GENERAL MEETING
OF EQUINOR ASA
14 MAY 2024

The annual general meeting of Equinor ASA was held on 14 May 2024 in Equinor Business Center, Forusbeen 50, 4035 Stavanger and via Lumi AGM for digital attendance.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company's auditor attended. Company secretary Alexander Terjesen recorded the minutes of the meeting.

The agenda was as follows:

1. **Opening of the annual general meeting by the chair of the corporate assembly**
   Jarle Roth, chair of the corporate assembly, opened the meeting.

2. **Registration of represented shareholders and proxies**
   Overview of shareholders represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy, is attached in Appendix 1 to these minutes.

3. **Election of the chair of the meeting**
   The general meeting adopted the following resolution:

   *"Jarle Roth, chair of the corporate assembly, is elected chair of the meeting."*

4. **Approval of the notice and the agenda**
   The general meeting adopted the following resolution:

   *"The notice and proposed agenda are approved."*

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**
   The general meeting adopted the following resolution:

   *"Georg Fredrik Rabl and Fride Seljevold Methi are elected to co-sign the minutes together with the chair of the meeting."*

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2023, including the board of directors' proposal for distribution of fourth quarter 2023 dividend**
   The chair of the meeting informed the general meeting that the annual report and accounts and the auditor's report have been made available on the company's website.

   In accordance with the proposal from the board, the general meeting adopted the following resolution:

   *"The annual accounts and the annual report for 2023 for Equinor ASA and the Equinor group are approved. A fourth quarter 2023 ordinary dividend of USD 0.35 per share and an extraordinary dividend of USD 0.35 per share are approved to be distributed."*

7.  **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2023**

In accordance with the proposal from the board, the general meeting adopted the following resolution:

*"The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2023, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.*

*The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.*

*The authorisation is valid until the next annual general meeting, but no later than 30 June 2025."*

8.  **Proposal from shareholder that Equinor shall eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines**

Shareholder Roald Skjoldheim had proposed that the company should eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines.

The shareholder's proposal was not adopted.

9.  **Proposal from shareholder that Equinor gradually divest from all international operations**

Shareholder Ivar Sætre had proposed that the company should gradually divest from all international operations.

The shareholder's proposal was not adopted.

10. **Proposal from shareholders that the board of directors in Equinor resign and make room for a new board of directors with better sustainability expertise and higher ambitions**

Shareholders Gro Nylander and Guttorm Grundt had proposed that the board of directors in the company should resign and make room for a new board of directors with better sustainability expertise and higher ambitions.

The shareholders' proposal was not adopted.

11. **Proposal from shareholder that Equinor's management acquaints themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan**

Shareholder Gro Nylander had proposed that Equinor's management should acquaint themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan.

The shareholder's proposal was not adopted.

12. **Proposal from shareholder Equinor must make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production**

Shareholder Bente Marie Bakke had proposed that the company should make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production.

The shareholder's proposal was not adopted.

13. **Proposal from shareholder that Equinor shall work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity**

Shareholder Even Bakke had proposed that the company should work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity.

The shareholder's proposal was not adopted.

14. **Proposal from shareholders that Equinor shall nominate candidates for future board appointments with good competency on the energy transition and sustainability**

Shareholders Greenpeace and WWF had proposed that the company should nominate candidates for future board appointments with good competency on the energy transition and sustainability.

The shareholders' proposal was not adopted.

15. **Proposal from shareholders that Equinor update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement**

Shareholders Sarasin & Partners LLP, Kapitalforeningen Sampension Invest, West Yorkshire Pension Fund and Achmea Investment Management had proposed that the company should update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement.

The shareholders' proposal was not adopted.

16. **The board of directors' report on Corporate Governance**

Jon Erik Reinhardsen, chair of the board of directors, presented the board's report on Corporate Governance.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

*"The general meeting endorses the board of directors' report on Corporate Governance."*

17. **The board of directors' report for salary and other remuneration for leading personnel**

Jon Erik Reinhardsen, chair of the board of directors, presented the board's report for salary and other remuneration for leading personnel.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

*"The general meeting endorses the board of directors' 2023 Remuneration report."*

**18.** **Approval of remuneration for the company's external auditor for 2023**

The general meeting adopted the following resolution:

*"Remuneration to the auditor for 2023 of NOK 62,006,127 for Equinor ASA is approved."*

**19.** **Election of members to the corporate assembly**

In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

*"The following persons are elected as members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:*

1. *Nils Morten Huseby (nominated as chair for the corporate assembly's election) (new election, existing deputy member)*
2. *Nils Bastiansen (nominated as deputy chair for the corporate assembly's election) (re-election)*
3. *Finn Kinserdal (re-election)*
4. *Kari Skeidsvoll Moe (re-election)*
5. *Kjerstin Fyllingen (re-election)*
6. *Kjerstin Rasmussen Braathen (re-election)*
7. *Mari Rege (re-election)*
8. *Trond Straume (re-election)*
9. *Martin Wien Fjell (re-election)*
10. *Merete Hverven (re-election)*
11. *Helge Aasen (re-election)*
12. *Liv B. Ulriksen (re-election)*

*The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:*

*1st deputy member: Per Axel Koch (re-election)*
*2nd deputy member: Cathrine Kristiseter Marti (re-election)*
*3rd deputy member: Bjørn Tore Markussen (new election)*
*4th deputy member: Elisabeth Maråk Støle (new election)."*

**20.** **Determination of remuneration for the corporate assembly members**

In accordance with the proposal from the nomination committee, the general meeting adopted the *following resolution:*

*"The remuneration to the corporate assembly is adjusted effective from 15 May 2024 as follows:*

| | From | To |
|---|---|---|
| *Chair* | *NOK 143,700/annually* | *NOK 151,200/annually* |
| *Deputy chair* | *NOK 75,800/annually* | *NOK 79,750/annually* |
| *Members* | *NOK 53,250/annually* | *NOK 56,000/annually* |
| *Deputy members* | *NOK 7,670/meeting* | *NOK 8,070/meeting"* |

**21.** **Election of members to the nomination committee**

In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

*"The following persons are elected as members of Equinor ASA's nomination committee effective as from 15 May 2024 and until the annual general meeting in 2026:*

1. *Nils Morten Huseby, chair (new election)*
2. *Berit L. Henriksen (re-election)*
3. *Merete Hverven (re-election)*
4. *Jan Tore Føsund (re-election)"*

## 22. Determination of remuneration for the nomination committee members

In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is adjusted effective from 15 May 2024 as follows:

|  | From | To |
|---|---|---|
| Chair | NOK 14,260/meeting | NOK 15,000/meeting |
| Members | NOK 10,580/meeting | NOK 11,130/meeting" |

## 23. Authorisation to the board of directors to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"Pursuant to Section 9-4 of the Norwegian Public Limited Liability Companies Act, the board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 31,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share-based incentive plans, including the long-term incentive plan.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2025. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 10 May 2023."

## 24. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 525,808,437.50 from NOK 7,507,761,512.50 to NOK 6,981,953,075.00. Of the total capital reduction amount:

(i)     NOK 173,516,785.00 will be used to cancel 69,406,714 own shares, and

(ii)    NOK 352,291,652.50 will be used to redeem and cancel 140,916,661 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 43,512,874,875.16, with a deduction for fourth quarter 2023 dividend of USD 0.70 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:

"The share capital of the company is NOK 6,981,953,075.00 divided into 2,792,781,230 shares of NOK 2.50 each.""

www.equinor.com

25. **Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation**

In accordance with the proposal from the board, the general meeting adopted the following resolution:

*"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 230 million.*

*The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.*

*Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.*

*This authorisation is valid until the next annual general meeting, but no later than 30 June 2025."*

• • • • •

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 14 May 2024

[Signed]                           [Signed]                           [Signed]
Jarle Roth                         Georg Fredrik Rabl                 Fride Seljevold Methi

Appendix 1: Overview of shares represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy.

Appendix 2: The voting results for the individual items.

<u>Attendance Summary Report</u>
**EQUINOR ASA**
**AGM**
**14 May 2024**

| | |
|---|---:|
| **Registered Attendees:** | 54 |
| **Total Votes Represented:** | 2,594,262,942 |
| **Total Accounts Represented:** | 45 |
| | |
| **Total Voting Capital:** | 2,926,701,111 |
| **% Total Voting Capital Represented:** | 88.64% |
| **Total Capital:** | 3,003,104,605 |
| **% Total Capital Represented:** | 86.39% |
| **Company Own Shares:** | 76,403,494 |

| | Sub Total: | 48 | | 6 | 2,594,262,942 | |
|---|---|---|---|---|---|---|
| **Capacity** | **Registered Attendees** | | **Registered Non-Voting Attendees** | | **Registered Votes** | **Accounts** |
| Shareholder and 3rd Party Proxy (web) | 45 | | | 0 | 2,012,239,383 | 45 |
| Guest (web) | 0 | | | 6 | | |
| Chair of the Board with Proxy | 1 | | | 0 | 2,149,942 | 498 |
| Chair of the Board with instructions | 1 | | | 0 | 1,430,677 | 13 |
| Advance votes | 1 | | | 0 | 578,442,940 | 10,216 |

Freddy Hermansen
DNB Bank ASA
Utsteder Service

**EQUINOR ASA GENERAL MEETING 14 MAY 2024**

As scrutineer appointed for the purpose of the Poll taken at the General Meeting of the
Members of the Company held on 14 May 2024, I HEREBY CERTIFY that the result of the Poll
is correctly set out as follows:-

Issued voting shares: 2,926,701,111

| | VOTES FOR | % | VOTES AGAINST | % | VOTES WITHHELD | VOTES TOTAL | % ISSUED VOTING SHARES VOTED | NO VOTES IN MEETING |
|---|---|---|---|---|---|---|---|---|
| 3 | 2,592,369,207 | 100.00% | 125,648 | 0.00% | 336,166 | 2,592,831,021 | 88.59% | 1,246 |
| 4 | 2,592,392,515 | 100.00% | 112,803 | 0.00% | 319,582 | 2,592,824,900 | 88.59% | 7,367 |
| 5 | 2,592,390,946 | 100.00% | 122,552 | 0.00% | 311,395 | 2,592,824,893 | 88.59% | 7,374 |
| 6 | 2,577,304,260 | 99.43% | 14,645,166 | 0.57% | 874,285 | 2,592,823,711 | 88.59% | 8,556 |
| 7 | 2,592,439,762 | 100.00% | 104,611 | 0.00% | 279,825 | 2,592,824,198 | 88.59% | 8,069 |
| 8 | 2,529,830 | 0.10% | 2,585,673,412 | 99.90% | 4,614,183 | 2,592,817,425 | 88.59% | 14,842 |
| 9 | 4,402,525 | 0.17% | 2,583,801,810 | 99.83% | 4,618,990 | 2,592,823,325 | 88.59% | 8,942 |
| 10 | 2,954,897 | 0.11% | 2,585,353,289 | 99.89% | 4,521,912 | 2,592,830,098 | 88.59% | 2,169 |
| 11 | 15,453,464 | 0.60% | 2,572,504,960 | 99.40% | 4,865,774 | 2,592,824,198 | 88.59% | 8,069 |
| 12 | 17,880,720 | 0.69% | 2,564,386,980 | 99.31% | 10,556,498 | 2,592,824,198 | 88.59% | 8,069 |
| 13 | 4,912,532 | 0.19% | 2,586,016,903 | 99.81% | 1,894,763 | 2,592,824,198 | 88.59% | 8,069 |
| 14 | 82,772,647 | 3.22% | 2,489,223,089 | 96.78% | 20,828,542 | 2,592,824,278 | 88.59% | 7,989 |
| 15 | 167,277,612 | 6.46% | 2,420,207,253 | 93.54% | 5,339,413 | 2,592,824,278 | 88.59% | 7,989 |
| 16 | 2,591,153,631 | 99.95% | 1,221,636 | 0.05% | 448,065 | 2,592,823,332 | 88.59% | 8,935 |
| 17 | 2,513,138,996 | 97.05% | 76,522,069 | 2.95% | 3,158,539 | 2,592,819,604 | 88.59% | 12,663 |
| 18 | 2,584,628,275 | 99.70% | 7,815,626 | 0.30% | 375,707 | 2,592,819,608 | 88.59% | 12,659 |
| 19.2 | 2,590,233,963 | 99.92% | 2,176,594 | 0.08% | 409,047 | 2,592,819,604 | 88.59% | 12,663 |
| 19.3 | 2,589,843,681 | 99.90% | 2,541,836 | 0.10% | 433,907 | 2,592,819,424 | 88.59% | 12,843 |
| 19.4 | 2,590,195,446 | 99.92% | 2,182,260 | 0.08% | 431,106 | 2,592,808,812 | 88.59% | 23,455 |
| 19.5 | 2,588,134,014 | 99.92% | 2,128,163 | 0.08% | 407,139 | 2,590,669,316 | 88.52% | 13,009 |
| 19.6 | 2,588,169,741 | 99.92% | 2,083,940 | 0.08% | 415,635 | 2,590,669,316 | 88.52% | 13,009 |
| 19.7 | 2,588,166,152 | 99.92% | 2,091,417 | 0.08% | 411,747 | 2,590,669,316 | 88.52% | 13,009 |
| 19.8 | 2,588,166,762 | 99.92% | 2,086,850 | 0.08% | 415,704 | 2,590,669,316 | 88.52% | 13,009 |
| 19.9 | 2,588,100,425 | 99.92% | 2,145,528 | 0.08% | 423,356 | 2,590,669,309 | 88.52% | 13,016 |
| 19.10 | 2,590,210,982 | 99.92% | 2,186,887 | 0.08% | 421,382 | 2,592,819,251 | 88.59% | 13,016 |
| 19.11 | 2,588,061,036 | 99.92% | 2,184,160 | 0.08% | 424,113 | 2,590,669,309 | 88.52% | 13,016 |
| 19.12 | 2,588,158,242 | 99.92% | 2,093,855 | 0.08% | 417,075 | 2,590,669,172 | 88.52% | 13,153 |
| 19.13 | 2,588,097,461 | 99.92% | 2,150,967 | 0.08% | 420,744 | 2,590,669,172 | 88.52% | 13,153 |
| 19.14 | 2,588,134,905 | 99.92% | 2,095,877 | 0.08% | 438,390 | 2,590,669,172 | 88.52% | 13,153 |
| 19.15 | 2,589,096,553 | 99.96% | 1,153,262 | 0.04% | 419,357 | 2,590,669,172 | 88.52% | 13,153 |
| 19.16 | 2,589,231,289 | 99.96% | 1,013,714 | 0.04% | 424,169 | 2,590,669,172 | 88.52% | 13,153 |
| 19.17 | 2,589,603,691 | 99.98% | 644,656 | 0.02% | 420,825 | 2,590,669,172 | 88.52% | 13,153 |
| 20 | 2,589,604,569 | 99.98% | 615,141 | 0.02% | 449,623 | 2,590,669,333 | 88.52% | 12,992 |
| 21.2 | 2,588,862,038 | 99.95% | 1,306,156 | 0.05% | 501,143 | 2,590,669,337 | 88.52% | 12,988 |
| 21.3 | 2,588,563,379 | 99.94% | 1,654,260 | 0.06% | 451,533 | 2,590,669,172 | 88.52% | 13,153 |
| 21.4 | 2,588,657,932 | 99.94% | 1,588,563 | 0.06% | 422,677 | 2,590,669,172 | 88.52% | 13,153 |
| 21.5 | 2,588,751,078 | 99.94% | 1,487,088 | 0.06% | 431,006 | 2,590,669,172 | 88.52% | 13,153 |
| 22 | 2,589,809,832 | 99.98% | 392,466 | 0.02% | 467,039 | 2,590,669,337 | 88.52% | 12,988 |
| 23 | 2,589,553,181 | 99.97% | 727,313 | 0.03% | 388,815 | 2,590,669,309 | 88.52% | 13,016 |
| 24 | 2,589,902,551 | 99.99% | 353,261 | 0.01% | 413,494 | 2,590,669,306 | 88.52% | 13,019 |
| 25 | 2,582,388,353 | 99.69% | 7,933,786 | 0.31% | 347,005 | 2,590,669,144 | 88.52% | 13,181 |

Freddy Hermansen
DNB Bank ASA
Avdeling Utsteder